Exhibit (i)

ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

December 12, 2016

Goehring & Rozencwajg Investment Funds (the “Trust”)
110 Wall Street
New York, NY 10005

Dear Ladies and Gentlemen:

You have informed us that you propose to register under the Securities Act of 1933, as amended (the “Act”), and offer and sell from time to time shares of beneficial interest, $0.00001 par value, of your Goehring & Rozencwajg Resources Fund (“Shares”), at not less than net asset value.

We have examined an executed copy of your Amended and Restated Agreement and Declaration of Trust, as amended to the date hereof (the “Declaration of Trust”), on file in the offices of the Secretary of The Commonwealth of Massachusetts and the Clerk of the City of Boston, and are familiar with the actions taken by your trustees to authorize the issue and sale to the public from time to time of authorized and unissued Shares. We have further examined a copy of your Bylaws and such other documents and records as we have deemed necessary for the purpose of this opinion.

Based on the foregoing, we are of the opinion that:

1.    The beneficial interests in the Goehring & Rozencwajg Resources Fund series are divided into an unlimited number of Shares.

2.    The issue and sale of the authorized but unissued Shares has been duly authorized under Massachusetts law. Upon the original issue and sale of any of such authorized but unissued Shares and upon receipt of the authorized consideration therefor in an amount not less than the applicable net asset value, the Shares so issued and sold will be validly issued, fully paid and, except as described in the following paragraph, nonassessable by the Trust.

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in every note, bond, contract, instrument, certificate or undertaking made or issued on behalf of the Trust by any Trustee, officer, employee or agent of the Trust. The Declaration of Trust provides for indemnification out of the property of the particular series of shares for all loss and expense of any shareholder or former shareholder of such series (or his or her heirs, executors, administrators or other legal representatives, or, in the case of a corporation or other entity, its corporate or other general successor) held personally liable solely by reason of his or her being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the series itself would be unable to meet its obligations.

Goehring & Rozencwajg Investment Funds	- 2 -	December 12, 2016

We understand that this opinion is to be used in connection with the registration of an indefinite number of Shares for offering and sale pursuant to the Act. We consent to the filing of this opinion with and as part of your Registration Statement on Form N-1A (File Nos. 333-212686 and 811-23177) relating to such offering and sale.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP